Exhibit 99.1

UNDERWRITING AGREEMENT

September 26, 2023

New Pacific Metals Corp.
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Attention: Mr. Andrew Williams, Chief Executive Officer

Dear Mr. Williams,

The undersigned, Raymond James Ltd. (“Raymond James”) and Eight Capital (together with Raymond James, the “Co-Lead Underwriters”) and PI Financial Corp., Roth Canada, Inc., Cormark Securities Inc. and Echelon Wealth Partners Inc. (collectively with the with the Co-Lead Underwriters, the “Underwriters”) understand that New Pacific Metals Corp., a company organized under the laws of the Province of British Columbia (the “Company”), proposes to issue and sell an aggregate of 13,208,000 common shares of the Company (the “Firm Shares”) to the Underwriters. The Underwriters hereby offer to purchase from the Company all but not less than all of the Firm Shares on a “bought deal” basis, at the purchase price of $2.65 per share (the “Purchase Price”) for aggregate gross proceeds of C$35,001,200.

The Company hereby grants to the Underwriters an option (the “Over-Allotment Option”), entitling the Underwriters to purchase 1,981,200 common shares of the Company (the “Over-Allotment Common Shares” and, together with the Firm Shares, the “Offered Shares”) at the Purchase Price for additional aggregate gross proceeds of up to C$5,250,180 for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time until 12:00 p.m. (EST) on the date that is 30 days after the Closing Date (as hereinafter defined). The offering of the Offered Shares by the Company described in this Agreement is hereinafter referred to as the “Offering”.

The net proceeds of the Offering are intended to be used as set forth in the Prospectus (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriters’ agreement to purchase the Firm Shares and Over-Allotment Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Underwriters a cash fee (the “Underwriting Fee”) in an amount equal to 6.0% of the gross proceeds received by the Company from the issue and sale of the Offered Shares, provided that Offered Shares sold to the President’s List Investors (as defined herein) shall be subject to a reduced commission of 3.0%. The Underwriting Fee shall be payable on the Closing Date and any Over-Allotment Closing Date.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of the Firm Shares and any Over-Allotment Common Shares in the United States or to, or for the account or benefit of, a U.S. Person (as hereinafter defined): (i) will be conducted through one or more of such Underwriter’s U.S. Affiliates (as hereinafter defined); (ii) will be made only to Substituted Purchasers (as hereinafter defined) who such Underwriter and its U.S. Affiliate(s) reasonably believe to be Qualified Institutional Buyers (as hereinafter defined); and (iii) will be made in accordance with the provisions of Schedule “A” to this Agreement. The Underwriters, on their own behalf and on behalf of their U.S. Affiliates, and the Company acknowledge that Schedule “A” forms part of this Agreement.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	“Administrative Mining Contracts” means, collectively, the administrative mining contracts between certain Subsidiaries of the Company and AJAM, including the administrative mining contract between Empresa Minera Alcira S.A. and AJAM, the administrative mining contract between Empresa Minera Cateador S.R.L. and AJAM, and the administrative mining contract between Jisasjardan S.R L, and AJAM, each with respect to the Silver Sand Project, and “Administrative Mining Contract” means any one of them;

(c)	“Agreement” means this agreement and includes the schedules hereto;

(d)	“AJAM” means the Autoridad Jurisdictional Administrativa Minera, the jurisdictional administrative mining authority of Bolivia;

(e)	“Ancillary Documents” means all agreements, certificates (including any certificates representing the Common Shares and officer’s certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and pursuant to this Agreement;

(f)	“Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of the Qualifying Jurisdictions and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(g)	“Base Shelf Prospectus” means the final short form base shelf prospectus of the Company dated August 16, 2023, including all of the Documents Incorporated by Reference;

(h)	“Carangas Mining Association Agreement” means the mining association agreement dated April 12, 2021 between the Company and Minera Granville;

(i)	“Carangas Project” means the Company’s Carangas project located in the Oruro Department in Bolivia;

(j)	“Carangas Technical Report” means the technical report titled “Carangas Silver – Gold Project – Department of Oruro, Bolivia – NI 43-101 Mineral Resource Estimate Technical Report” with an effective date of August 25, 2023 and prepared by Anderson Gonçalve Candido, FAusIMM and Marcelo del Giudice, FAusIMM;

(k)	“CDS” means the Canadian Depositary for Securities.

(l)	“Closing” and “Closing Date” have the meanings given to those terms in Section 9.1;

(m)	“Closing Time” means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Company and the Underwriter on the Closing Date, or in the case of the Option

Closing, 8:00 a.m. (Toronto time) or such other time as many be agreed to by the Company and the Underwriter on the Over-Allotment Closing Date;

(n)	“Co-Lead Underwriters” has the meaning given to that term on page 1 of this Agreement;

(o)	“Comfort Letter” has the meaning given to that term in subsection 6.1(k)(i) hereto;

(p)	“COMIBOL” means the Bolivian state mining corporation, Corporación Minera de Bolivia;

(q)	“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(r)	“Common Shareholders” has the meaning given to that term in subsection 5.1(ff);

(s)	“Common Shares” means the common shares in the capital of the Company;

(t)	“Company” has the meaning given to that term on page 1 of this Agreement;

(u)	“Company’s Financial Statements” has the meaning given to that term in subsection 5.1(dd);

(v)	“Continuous Disclosure Materials” has the meaning given to that term in subsection 5.1(i) hereto;

(w)	“Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(x)	“Documents Incorporated by Reference” means in respect of any of the Offering Documents, the financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are incorporated by reference or deemed to be incorporated by reference in the Offering Documents, pursuant to Applicable Securities Laws;

(y)	“Engagement Letter” means the bought deal engagement letter, among the Company and Raymond James dated September 25, 2023;

(z)	“environmental laws” has the meaning given to that term in subsection 5.1(tt);

(aa)	“Firm Shares” has the meaning given to that term on page 1 of this Agreement;

(bb)	“IFRS” means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(cc)	“Indemnified Party” and “Indemnified Parties” have the meanings given to those terms in Section 11.1 hereto;

(dd)	“Legal Opinions” has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(ee)	“Marketing Documents” means the standard term sheet for the Offering dated September 25, 2023 and the corporate presentation of the Company dated September 22, 2023, each as agreed to between the Company and the Co-Lead Underwriters, on behalf of the Underwriters.

(ff)	“material adverse effect” means any effect, change, event or occurrence that, alone or in conjunction with any other effect, change, event or occurrence: (i) is materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), or business operations of the Company; or (ii) would result in an Offering Document containing a misrepresentation;

(gg)	“material change” has the meaning given to that term in the Securities Act (British Columbia);

(hh)	“Material Contracts” has the meaning given to that term in subsection 5.1(oo) hereto;

(ii)	“material fact” has the meaning given to that term in the Securities Act (British Columbia);

(jj)	“Material Subsidiaries” means Empresa Minera Cateador S.R.L., Empresa Minera Alcira S.A., Jisasjardan S.R.L. and Minera Hastings S.R.L. and “Material Subsidiary” means any one of them;

(kk)	“Minera Granville” means Minera Granville S.R.L., a private Bolivian company holding all licenses, permits and rights granted by Bolivian authorities with respect to the Carangas Project.

(ll)	“Mining Production Contract” means the mining production contract dated January 19, 2022 between the Company and COMIBOL.

(mm)	“misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(nn)	“Named Executive Officers” means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers of the Company at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(oo)	“NI 43-101” has the meaning given to that term in subsection 5.1(q) hereto;

(pp)	“NI 44-101” has the meaning given to that term in subsection 5.1(d) hereto;

(qq)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(rr)	“NYSE” means the NYSE American, LLC;

(ss)	“OFAC” has the meaning given to that term in subsection 5.1(fff);

(tt)	“Offered Shares” has the meaning given to that term on page 1 of this Agreement;

(uu)	“Offering” has the meaning given to that term on page 1 of this Agreement;

(vv)	“Offering Documents” means, collectively, the Base Shelf Prospectus, the Prospectus Supplement, the U.S. Memorandum, any Prospectus Amendment, any Supplementary Material and the Marketing Documents;

(ww)	“Officers’ Certificate” has the meaning given to that term in subsection 6.1(k)(iv) hereto;

(xx)	“Over-Allotment Option Closing” means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(yy)	“Over-Allotment Closing Date” means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(zz)	“Over-Allotment Common Shares” has the meaning given to that term on page 1 of this Agreement;

(aaa)	“Over-Allotment Option” has the meaning given to that term on page 1 of this Agreement;

(bbb)	“Pan American Agreement” means the subscription agreement dated November 20, 2017 between the Company and Pan American Silver Corp., pursuant to which, the Company granted Pan American Silver Corp. the right to participate in future equity offerings of the Company on a pro rata basis, subject to the terms and conditions contained therein;

(ccc)	“President’s List Investors” means Pan American Silver Corp. and Silvercorp Metals Inc.;

(ddd)	“Principals” has the meaning given to that term in subsection 5.1(ff);

(eee)	“Property Rights” has the meaning given to that term in subsection 5.1(n);

(fff)	“Prospectus” means, collectively, the Base Shelf Prospectus, supplemented by the Prospectus Supplement and any Prospectus Amendment, in each case including all of the Documents Incorporated by Reference;

(ggg)	“Prospectus Amendment” means any amendment to the Base Shelf Prospectus or the Prospectus Supplement, required to be prepared and filed by the Company pursuant to Applicable Securities Laws;

(hhh)	“Prospectus Supplement” means the shelf prospectus supplement dated September 26, 2023;

(iii)	“Purchase Price” has the meaning given to that term on page 1 of this Agreement;

(jjj)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act that is also an “accredited investor” within the meaning of Rule 501(a) of Regulation D;

(kkk)	“Qualifying Jurisdictions” means all the provinces of Canada, other than Québec, and “Qualifying Jurisdiction” means any one of them;

(lll)	“Regulation D” means Regulation D under the U.S. Securities Act;

(mmm)	“Regulation S” means Regulation S under the U.S. Securities Act;

(nnn)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(ooo)	“Regulatory Authorities” means collectively the Commissions, the SEC, the TSX and the NYSE;

(ppp)	“Rule 144A” means Rule 144A under the U.S. Securities Act;

(qqq)	“Rule 506(b)” means Rule 506(b) under Regulation D;

(rrr)	“SEC” means the United States Securities and Exchange Commission.

(sss)	“Silver Sand Project” means the Company’s flagship Silver Sand project located in the Colavi District of the Potosí Department in Southwestern Bolivia.

(ttt)	“Silver Sand Technical Report” means the technical report titled “Technical Report – Silver Sand Deposit Preliminary Economic Assessment” dated February 16, 2023, with an effective date of November 30, 2022 prepared by certain qualified persons associated with AMC Mining Consultants (Canada) Ltd.;

(uuu)	“Silvercorp Agreement” means the subscription agreement dated November 20, 2017 between the Company and Silvercorp Metals Inc., pursuant to which, the Company granted Silvercorp Metals Inc. the right to participate in future equity offerings of the Company on a pro rata basis, subject to the terms and conditions contained therein.

(vvv)	“Standard Listing Conditions” has the meaning given to that term in Section 6.1(m) hereto;

(www)	“Subsidiaries” means Colquehuasi S.R.L., Empresa Minera Alcira S.A., Empresa Minera Cateador S.R.L., Fortress Mining Inc., Glory Metals Investment Corp. Limited, Jisasjardan S.R L, Minera Glory S.A., Minera Hastings S.R.L., Minera Parkside S.A., Minera PlataAG S.A., New Pacific Andes Corp. Limited, New Pacific Forward Inc., New Pacific Investment Corp. Limited, New Pacific Offshore Inc., New Pacific Success Inc., NPM Minerales S.A., SKN Nickel & Platinum Ltd. and Qinghai Found Mining Co. Ltd., and “Subsidiary” means any one of them;

(xxx)	“Substituted Purchasers” has the meaning given to that term in Section 4.2;

(yyy)	“Supplementary Material” means any documents supplemental to the Prospectus including any amending or supplementary prospectus or other supplemental documents (including Documents Incorporated by Reference) or similar documents;

(zzz)	“Title Opinion” has the meaning given to that term in Section 6.1(k)(v);

(aaaa)	“trade” has the meaning given to that term in the Securities Act (British Columbia);

(bbbb)	“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent and registrar in respect of the Common Shares at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

(cccc)	“TSX” means the Toronto Stock Exchange;

(dddd)	“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(eeee)	“Underwriting Fee” has the meaning given to that term on page 1 of this Agreement;

(ffff)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(gggg)	“U.S. Affiliate” means a U.S. registered broker-dealer affiliate of an Underwriter;

(hhhh)	“U.S. Legal Opinion” has the meaning given to that term in subsection 6.1(k)(iii);

(iiii)	“U.S. Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, each acting reasonably, the final version of which will be attached to the Prospectus to be delivered to each offeree and/or purchaser of the Offered Shares in the United States or that is, or is acting for the account or benefit of, a U.S. Person in accordance with Schedule “A” hereto;

(jjjj)	“U.S. Person” means a U.S. person as defined in Rule 902 of Regulation S;

(kkkk)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder;

(llll)	“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

(mmmm)	“U.S. Subscription Agreement” means the U.S. subscription agreement in the form attached as Exhibit I to the U.S. Memorandum.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

1.4

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Andrew Williams and Jalen Yuan, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2.	FILING OF PROSPECTUS

2.1

Prior to the delivery or filing of the Offering Documents and thereafter, during the period of distribution of the Offered Shares, the Company shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and shall have allowed the Underwriters to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to execute the certificate required to be executed by the Underwriters at the end of the Prospectus Supplement.

2.2	As soon as practicable after the execution of this Agreement, the Company will prepare and file with the Prospectus Supplement, including copies of any Document Incorporated by Reference therein, with the Regulatory Authorities, no later than 10:00 p.m. (Toronto time) on September 26, 2023 and will have taken all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and any Substituted Purchaser.

3.	OVER-ALLOTMENT OPTION

3.1	The Company hereby grants to the Underwriter the option to purchase and to offer for sale to the public pursuant hereto the Over-Allotment Common Shares at the Purchase Price upon the terms and conditions set forth herein.

3.2	The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time and from time to time up to 12:00 p.m. on the date that is 30 days after the Closing Date by the Underwriters giving written notice to the Company not less than three business days in advance of such date, specifying the number of Over-Allotment Common Shares to be purchased and the Over-Allotment Closing Date.

3.3	The Over-Allotment Common Shares shall be qualified for Distribution under the Prospectus.

4.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1	Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Offered Shares, and by acceptance of this Agreement, the Company agrees to sell to the Underwriter, and the Underwriter agrees to purchase at the Closing Time on the Closing Date, all, but not less than all, of the 13,208,000 Firm Shares. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase the Over-Allotment Common Shares in whole, or in part, from time to time, up to 30 days after the Closing Date, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase at the Closing Time on an Over-Allotment Closing Date that number of Over-Allotment Common Shares requested in the notice of exercise of the Over-Allotment Option.

4.2	The sale of the Offered Shares in connection with the Offering shall be as to the following percentage:

Name of Underwriter	Position
Raymond James Ltd. (1)(2)	45.0%
Eight Capital (1)(2)	30.0%
PI Financial Corp.	7.5%
Roth Canada, Inc.	7.5%
Cormark Securities Inc.	5.0%
Echelon Wealth Partners Inc.	5.0%
Total	100%

(1) Co-Lead Underwriters
(2) Joint bookrunners, 5.0% work fee split pro rata (payable out of the Underwriting Fee)

4.3

If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the applicable Closing Time for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. Nothing in this Section 4.3 shall oblige the Company to sell less than all of the Offered Shares or shall relieve an Underwriter in default hereunder from liability to the Company or to a Continuing Underwriter.

4.4

The Company understands that although this Agreement is presented on behalf of the Underwriters as purchaser, the Underwriters may arrange for substituted purchasers for the Firm Shares and Over-Allotment Common Shares (“Substituted Purchasers”). It is further understood that the Underwriters agree to purchase or cause to be purchased the Offered Shares and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase the Offered Shares at the Purchase Price, and to the extent that Substituted Purchasers purchase such Offered Shares, the obligations of the Underwriters to do so will be reduced by the number of such shares purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

4.5	The distribution of the Offered Shares shall be qualified by the Prospectus under Applicable Securities Laws in the Qualifying Jurisdictions. Offered Shares may also be offered and sold:

(a)	in the United States or to, or for the account or benefit of, U.S. Persons only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “A” hereto, the provisions of which are agreed to by the Company and the Underwriters and any U.S. Affiliate of the Underwriters, and which are hereby incorporated by reference; and

(b)	in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Offered Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions and will not result in the Company inheriting any reporting obligation in such jurisdictions as a result of such transaction.

4.6

Until the date on which the distribution of the Offered Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Offered Shares, or in the event that the Offered Shares have, for any reason ceased to so qualify, to so qualify again the Offered Shares for distribution.

4.7

The Company agrees that each Underwriter will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as its agent to assist in the Offering and that any such Underwriter may determine the remuneration payable to such other dealers appointed by it. Such remuneration shall be payable by the Underwriter and be paid out of, and not in addition to, the Underwriting Fee. Each Underwriter shall require and shall use commercially reasonable efforts to ensure that such other dealers in which it appoints, if any, comply with the terms of this Agreement as applicable to the Underwriter and any such Underwriter shall be solely, and not jointly with the other Underwriters, responsible for the actions of such other dealers appointed by it.

4.8	Nothing in this Agreement shall oblige a U.S. Affiliate of any Underwriter to purchase the Offered Shares.

4.9

The Underwriters covenant, represent and warrant to the Company that they will comply with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which the Underwriters act as Underwriter of the Company in connection with the Offering, including any registration obligation. Each Underwriter is also solely, and not jointly with the other Underwriters, responsible for the actions of any of its U.S. Affiliates under this Agreement.

4.10

Without affecting the firm obligation of the Underwriters to offer and sell as agents of the Company the Offered Shares at the Purchase Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of such Offered Shares offered under the Prospectus at the Purchase Price, the price payable by the purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Purchase Price in compliance with Applicable Securities Laws. Such decrease in the price payable by the purchasers will decrease the Commission to be paid by the Company to the Underwriters, so that the net proceeds of the Offering to be received by the Company will not be reduced. The Co-Lead Underwriters, for and on behalf of the Underwriters, will inform the Company if the price payable by the purchasers is decreased.

4.11

In connection with the distribution of the Firm Shares and Over-Allotment Common Shares, as applicable, the Underwriters may effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

5.	REPRESENTATIONS AND WARRANTIES

5.1	The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Company is a duly constituted company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b)	the Company has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c)	the Company’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in the Prospectus, and all such shares are legally or beneficially owned directly or indirectly by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d)	the Company: (i) is a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in each of the Qualifying Jurisdictions and Québec; (ii) will at the Closing Time be a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the Qualifying Jurisdictions; (iii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions; and (iv) is eligible under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to file the Prospectus;

(e)	the Common Shares are listed for trading on the TSX and the NYSE and the Company is not in default of any material listing requirement of the TSX or NYSE applicable to the Company, nor is the Company required under the rules and policies of the TSX or NYSE to obtain shareholder approval to proceed with the Offering or the issuance of the Offered Shares;

(f)	the authorized capital of the Company consists of an unlimited number of Common Shares without par value of which 157,648,049 Common Shares were issued and outstanding as of the date of this Agreement as fully paid and non-assessable common shares in the capital of the Company;

(g)	other than as set out in Schedule “B”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(h)	no confidential material change report has been filed that remains confidential as of the date hereof;

(i)	all documents previously published or filed by the Company since July 1, 2023 with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made, and were prepared in accordance with and complied with Applicable Securities Laws in all material respects, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under, Applicable Securities Laws;

(j)	other than as disclosed in the Prospectus, the Company is not a party to, nor is the Company aware of, any shareholders’ agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary, and the Company has not adopted a shareholders’ rights plan or any similar plan or agreement;

(k)	the Company and each Subsidiary hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on except as would not have a material adverse effect and all such licences and permits are valid, subsisting, in good standing and in full force and effect, and the Company and each Subsidiary is duly qualified to carry on business in all jurisdictions in which it carries on business;

(l)	the Company and each Subsidiary has good title to its respective material properties and assets as disclosed in the Prospectus, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectus, and all agreements and other documents and instruments evidencing such title (including the Carangas Mining Association Agreement and any other option, joint venture or similar agreement or any interest in, or right to earn an interest in, any Material Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof;

(m)	except as disclosed in the Offering Documents, the Mining Production Contract, the Administrative Mining Contracts, and any and all of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary hold any right to, or interest in, the Silver Sand Project are valid and subsisting agreements, documents or interests, in full force and effect, enforceable in accordance with the terms thereof, and the Company and any Subsidiary are in compliance with, and are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged;

(n)	all property, options, leases, concessions, claims or other interests in natural resource properties and access and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Material Subsidiaries hold an interest or right, which is considered material to the Company (collectively, the “Property Rights”) are completely and accurately described in the Prospectus and Schedule “D” and except as set forth in the Prospectus or Schedule “D”, the Company or the Material Subsidiaries are the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them;

(o)	no property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Material Subsidiaries as currently being conducted and there are no material restrictions on the ability of the Company or the Material Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(p)	other than as disclosed in the Continuous Disclosure Materials, none of the Company nor the Subsidiaries have any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(q)	each of the Silver Sand Technical Report and the Carangas Technical Report filed by the Company with Regulatory Authorities have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”);

(r)	the Silver Sand Project and the Carangas Project are the only material properties to the Company for the purposes of NI 43-101;

(s)	(i) the information provided by the Company on the Silver Sand Project and the Carangas Project set forth in the Prospectus was, at the time of delivery thereof, complete and accurate in all material respects and there has been no new material scientific or technical information that is not included in the Silver Sand Technical Report or the Carangas Technical Report, as applicable, since the respective effective dates thereof; (ii) the scientific and technical information contained in the Prospectus has been disclosed in all material respects in accordance with NI 43-101 and is based upon information prepared by or under the supervision of a “qualified person” within the meaning of NI 43-101, or has been approved by a qualified person; and (iii) the Company has filed all technical reports required to be filed pursuant to NI 43-101;

(t)	no part of the properties, Property Rights, licenses or permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any governmental authority nor has any written notice or proceedings in respect thereof been given or commenced or, to the knowledge of the Company, been threatened or pending;

(u)	each of the Company and each Material Subsidiary has conducted and is conducting its business in compliance with generally accepted mining industry practices, all applicable laws, rules and regulations of each jurisdiction in which its respective business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or any Material Subsidiary, exists with respect thereto;

(v)	each Subsidiary (other than any Material Subsidiary) has conducted and is conducting its respective business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or the Subsidiaries, exists with respect thereto;

(w)	the Company has all requisite corporate power and capacity to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Company of the Offered Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law;

(x)	upon their issuance, the Offered Shares will be validly allotted, issued and outstanding as fully paid and non-assessable Common Shares and registered in the name of the Underwriter or as directed by the Underwriter, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions and liens, charges or encumbrances of any kind whatsoever, except as set forth in the U.S. Memorandum, if applicable;

(y)	when issued and sold by the Company in accordance with the terms hereof, the terms of the Offered Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to Common Shares set forth in the Prospectus and U.S. Memorandum, if applicable;

(z)	upon satisfaction of the Standard Listing Conditions, the Common Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, first home savings account and for a tax-free savings account;

(aa)	the Transfer Agent has been duly appointed as registrar and transfer agent for the Common Shares of the Company;

(bb)	the minute books and records of the Company and the Material Subsidiaries made available to counsel for the Underwriters in connection with the Underwriters’ due diligence investigation of the Company and the Material Subsidiaries are all of the minute books and records of the Company and the Material Subsidiaries from incorporation to present and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books and other than in connection with the Offering, there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(cc)	the Company maintains all insurance reasonably required against potential claims, including director and officer liability insurance; and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Company’s management are reasonable for operations such as these, and are in good standing and not in default;

(dd)	the audited financial statements of the Company for its fiscal year ended June 30, 2023, and notes thereto (the “Company’s Financial Statements”) incorporated by reference in the Prospectus are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the periods then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis;

(ee)	there has been no change in any material respect in accounting policies or practices of the Company or the Subsidiaries since June 30, 2023;

(ff)	the Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and the Company maintains disclosure controls and procedures and internal control over financial reporting on a consolidated basis as those terms are defined in NI 52-109, and as at June 30, 2023, such controls were effective;

(gg)	since June 30, 2023, the Company is not aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting;

(hh)	none of the Company nor the Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors’ or officers’ fees or expenses accrued but not paid, or, except pursuant to arrangements disclosed in the Prospectus, to any of its shareholders (the “Common Shareholders”);

(ii)	the Company does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company or its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees;

(jj)	none of the Company nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(kk)	there are no material liabilities of the Company or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company’s Financial Statements except those incurred in the ordinary course of its business since June 30, 2023;

(ll)	since June 30, 2023, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or the Subsidiaries to carry on their business, such business having been carried on in the ordinary course except as disclosed in the Prospectus or otherwise disclosed to the Underwriters;

(mm)	the directors, officers and key employees of the Company are as disclosed in the Prospectus and the compensation arrangements with respect to the Company’s Named Executive Officers are as disclosed in the information circular for the Company’s annual general meeting held on December 2, 2022, and there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(nn)	there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectus;

(oo)	all contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively, the “Material Contracts”) have been disclosed in the Prospectus and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(pp)	there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Prospectus;

(qq)	all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at June 30, 2023 have been paid or accrued in the Company’s Financial Statements;

(rr)	the Company and each of its Subsidiaries have been assessed for all applicable taxes and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company’s Financial Statements;

(ss)	there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or the Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(tt)	other than as disclosed in writing to the Underwriters, none of the Company nor the Subsidiaries has been, in any material respect, in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”) and, without limiting the generality of the foregoing:

(i)	the Company and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)	there are no orders, rulings or directives issued against the Company or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Subsidiaries;

(uu)	no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, and, to the best of the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(vv)	none of the Company nor the Subsidiaries and to the best of the Company’s knowledge their respective directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, except as would not have a material adverse effect on the Company and the Subsidiaries, taken as a whole;

(ww)	the Company’s auditors who audited the Company’s Financial Statements and who provided their audit report thereon were, as at the date of their audit report, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and such auditors nor has there been any event which has led the Company’s current auditors to threaten to resign as auditors;

(xx)

the Prospectus has been prepared and filed in compliance with the Applicable Securities Laws, and the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Offered Shares to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(yy)	the Prospectus, including any and all amendments thereto, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and constitutes full, true and plain disclosure of all material facts relating to the Company and the Offered Shares to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(zz)	with respect to forward-looking information contained in the Offering Documents: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; and (iii) the future-oriented financial information or financial outlook contained therein, if any, is limited to a period for which the information can be reasonably estimated;

(aaa)	neither the Company, the Subsidiaries nor, to the knowledge of the Company, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, Bolivian, Chinese or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(bbb)	no labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company and the Subsidiaries, is imminent. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary;

(ccc)	the form of the certificate representing the Offered Shares has been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(ddd)	no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws or the rules of the TSX and NYSE;

(eee)	all information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), Offered Shares, the Over-Allotment Option and the Offering, that has been provided in writing to the Underwriters on the Underwriters’ request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and does not omit to state any fact or information which would be material to an underwriter performing the services contemplated herein;

(fff)	the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any governmental authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(ggg)	neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(hhh)	the Company is not a “related issuer” or “connected issuer” (as those terms are defined in Section 1.1 of National Instrument 33-105 – Underwriting Conflicts) of any registrant involved in a trade of the Offered Shares;

(iii)	none of the Company’s insiders (as defined in the Securities Act (British Columbia)) have sold any securities issued by the Company or otherwise taken steps to reduce their respective financial exposure to the price or value of the Common Shares of the Company from June 30, 2023 to the date hereof;

(jjj)	the Company’s only material subsidiaries are the Material Subsidiaries; and

(kkk)	the Company makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

5.2

Each Underwriter, severally and not jointly and severally, hereby represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws, or equivalent securities laws applicable thereto, so as to permit it to lawfully fulfill its obligations hereunder;

(b)	it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

Notwithstanding the foregoing provisions of this Section 5.2, an Underwriter will not be liable to the Company under this Section 5.2 with respect to a default under this Section 5.2 by another Underwriter. No Underwriter will be liable for any act or omission of any other Underwriter.

5.3

The representations and warranties of the Company and the Underwriter contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 14.6.

6.	ADDITIONAL COVENANTS

6.1	The Company covenants and agrees with the Underwriters that it shall:

(a)	file with the TSX and NYSE all required documents and pay all required filing fees, and do all things required by the rules and policies of the TSX and NYSE, as applicable, in order to obtain: (i) prior to filing the Prospectus Supplement, conditional approval from the TSX for the listing of the Offered Shares on the TSX, subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner prior to or as soon as practicable after Closing, as required by the TSX; and (ii) prior to Closing, the requisite acceptance from the NYSE for the listing of the Offered Shares on the NYSE;

(b)	with respect to the filing of the Prospectus as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters (acting reasonably) as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)	prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as underwriters and in order to enable the Underwriters to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, corporate and operating records, documentation with respect to Property Rights, technical information, financial information (including budgets) and access to key officers of the Company;

(d)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company, any change in Applicable Securities Law which reasonably requires the filing of any Supplementary Material, or of any change which is of such a nature as to result in a misrepresentation in the Prospectus or any Prospectus Amendment and:

(i)	the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the TSX and NYSE, applicable to the Company as a result of any such change;

(ii)	however, notwithstanding the foregoing, the Company shall not file any Prospectus Amendment or any other material supplementary to the Prospectus (all such Prospectus Amendments and supplementary material being Supplementary Material) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall be provided on a timely basis;

and, in addition to the foregoing, the Company shall, in good faith, discuss with the Underwriters any material change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Company as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e)	deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f)	cause commercial copies of the Prospectus, the U.S. Memorandum and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request, as soon as possible after the filing of the Prospectus Supplement or Supplementary Material, as the case may be, but in any event on or before 9:00 a.m. (Vancouver time) on the business day after the filing thereof, and such delivery will constitute the Company’s consent to the Underwriters’ use of such documents in connection with the Offering;

(g)	by the act of having delivered each of the Prospectus and any Prospectus Amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions (and, with respect to the U.S. Memorandum, comply with applicable U.S. Securities Laws), are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its Subsidiaries, the Offered Shares and the Over-Allotment Option, as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)	prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Offered Shares to be distributed free of resale restrictions in the Qualifying Jurisdictions;

(i)	use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding Common Shares of the Company;

(j)	use commercially reasonable efforts to maintain its listing of the Common Shares on the TSX or NYSE (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(k)	deliver to the Underwriters and its legal counsel, as applicable:

(i)	at the time of execution of the Prospectus by the Underwriter, a long form Comfort Letter (the “Comfort Letter”) from the Company’s auditors addressed to the Underwriters and dated as of the date of the Prospectus Supplement and based on procedures performed within two business days of the Prospectus Supplement, in form and content acceptable to the Underwriter, acting reasonably, relating to the verification of the financial information and accounting data contained in the Prospectus Supplement and to such other matters as the Underwriters may reasonably require;

(ii)	at the Closing Time, such legal opinions (the “Legal Opinions”) of Bennett Jones LLP, the Company’s legal counsel (excluding U.S. legal counsel), and other legal counsel in the Qualifying Jurisdictions addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C”;

(iii)	at the Closing Time, if any Offered Shares are being sold in the United States, in accordance with Schedule “A” hereto, a legal opinion of the Company’s U.S. legal counsel (the “U.S. Legal Opinion”) addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of such Offered Shares is not required to be registered under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of any Offered Shares;

(iv)	at the Closing Time, a certificate (the “Officers’ Certificate”) signed by the Chief Executive Officer and Chief Financial Officer of the Company, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)	the Company has complied, in all material respects, with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)	the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the short form and base shelf prospectus system established under NI 44-101 and NI 44-102;

(D)	no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(E)	all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(v)	at the Closing Time, such favourable legal opinions in respect of each Material Subsidiary in form and substance satisfactory to the Underwriters acting reasonably, dated as of the Closing Date, with respect to the following matters: (i) the incorporation and existence under the laws of its jurisdiction of incorporation; (ii) as to the authorized and issued share capital and the holders of the issued and outstanding shares; and (iii) the requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own its properties;

(vi)	at the Closing Time, such legal opinions (the “Title Opinions”) of the Company’s legal counsel, addressed to the Underwriters, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title to and ownership rights in the Silver Sand Project and the Carangas Project;

(vii)	at the Closing Time, a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying the constating documents of the Company and the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, listing on the TSX and NYSE and transactions contemplated by this Agreement;

(viii)	at the Closing Time, certificates of good standing (or equivalent) for the Company, the Material Subsidiaries, New Pacific Offshore Inc., New Pacific Investment Corp. Limited, New Pacific Andes Corp. Limited and NPM Minerales S.A., each dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(ix)	at the Closing Time, a certificate of the Transfer Agent which certifies the number of Common Shares issued and outstanding as at close of business on the business day immediately prior to the Closing Date;

(x)	at the Closing Time, the Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is one business day prior to the Closing Date, the information contained in the Comfort Letter;

(xi)	at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, which Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require; and

(xii)	from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(l)

not to directly or indirectly offer, issue, sell, grant, secure, pledge or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into Common Shares or other equity securities of the Company for a period of 90 days after the Closing Date, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, except in conjunction with: (i) the grant of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements, provided that the exercise price thereof shall not be less than the Purchase Price; (ii) the exercise of outstanding stock options, restricted share units and warrants; and (iii) the issuance of securities by the Company in connection with acquisitions in the normal course of business;

(m)	deliver lock-up agreements executed by each of the Company’s executive officers and directors pursuant to which they agree, prior to the Closing Date, not to directly or indirectly offer, issue, sell, grant, secure, pledge or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into Common Shares or other equity securities of the Company for a period of 90 days after the Closing Date, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, except in conjunction with: (i) the exercise of outstanding stock options, restricted share units and warrants; and (ii) in order to accept a bona fide takeover bid made to all securityholders of the Company or similar business combination transaction;

(n)	prior to the filing of the Prospectus Supplement, provide evidence satisfactory to the Underwriters of the conditional approval of the TSX of the listing and posting for trading on the TSX of the Offered Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(o)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Regulatory Authority of any order suspending or preventing the use of the Offering Documents; (ii) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Regulatory Authority for amending or supplementing the Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(p)	not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and the Underwriters’ counsel in connection with the Offering;

(q)	during the period commencing on the date hereof and until completion of the distribution of any Offered Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(r)	forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(s)	ensure that any news release announcing this Offering and naming the Underwriters will include substantially the following legend: “NOT FOR DISTRIBUTION TO THE

UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”, and news releases announcing this transaction will include substantially the following statements: “No securities regulatory authority has either approved or disapproved of the contents of this news release. The Common Shares being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to or for the account or benefit of U.S. persons, absent registration or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy Common Shares in any jurisdiction, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.”;

(t)	use the net proceeds of the Offering substantially in the manner set out in the Prospectus under the heading “Use of Proceeds”; and

(u)	make management of the Company available to provide such assistance in marketing the Offering as the Underwriter may reasonably request.

7.	UNDERWRITERS’ FEES AND EXPENSES

7.1

In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee.

7.2

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the preparation and filing of the Offering Documents; (ii) the fees and expense of the Company’s legal counsel; (iii) all costs incurred with the preparation of documentation relating to the Offering; (iv) all costs and expenses related to any roadshow and marketing activities; and (v) the reasonable fees and disbursements (inclusive of an applicable taxes thereon) of the Underwriters’ legal counsel, whether incurred before or after the execution and delivery of this Agreement (to a maximum of C$150,000, exclusive of disbursements and taxes). All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Company promptly upon receiving an invoice therefor from the Co-Lead Underwriters and shall be payable whether or not the Offering is completed. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds of the Offering payable to the Company on Closing.

8.	CONDITIONS PRECEDENT

8.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)	all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectus, to obtain the requisite approval of the TSX and NYSE to the Offering and to validly offer, sell and distribute the Offered Shares and to grant the Over-Allotment Option;

(b)	the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectus to permit the Company to complete its obligations hereunder;

(c)	the Company will have, within the required time set out hereunder, delivered or caused the delivery of each of the documents set forth in Section 6.1(k);

(d)	no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e)	as of the Closing Time, there shall be: (i) no reports or information that in accordance with the requirements of applicable Regulatory Authorities must be made publicly available in connection with the sale of the Offered Shares that have not been made publicly available as required; (ii) no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectus that have not been filed as required and delivered to the Underwriters; and (iii) no contracts, documents or other materials required to be described or referred to in the Prospectus or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f)	the Underwriters shall have received at the Closing Time a letter from the Transfer Agent dated the date of Closing and signed by an authorized officer of the Transfer Agent confirming the number of issued and outstanding Common Shares of the Company;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)	there shall not have occurred between June 30, 2023 and the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial position or capital of the Company not disclosed in the Continuous Disclosure Materials;

(i)	the Company will have, as of the Closing Time, complied in all material respects with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Offered Shares on the TSX and NYSE as required to be provided prior to the Closing Time; and

(j)	the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) as if such representations and warranties had been made as of the Closing Time.

9.	CLOSING

9.1

The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed virtually at the Closing Time on September 29, 2023 or such other time and date as may be agreed to by the Company and the Underwriters (the “Closing Date”).

9.2	On the Closing, the Company shall issue and deliver the Firm Shares and, subject to receipt of the notice in accordance with the Over-Allotment Option, any Over-Allotment Common Shares specified in such notice, by way of electronic deposit in CDS or physical certificates, as directed by the Underwriters, in the names and denominations reasonably requested by the Underwriters.

9.3	At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in Section 6.1(k).

9.4	If the Company has satisfied all of its obligations under this Agreement, at the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Offered Shares, less the Underwriting Fee and expenses as provided in Article 7 hereof.

10.	OVER-ALLOTMENT OPTION CLOSING

10.1	In the event the Over-Allotment Option is exercised, at the Over-Allotment Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters the Over-Allotment Common Shares to be issued at the Over-Allotment Option Closing by way of electronic deposit in CDS or physical certificates, as directed by the Underwriters, in the names and denominations reasonably requested by the Underwriters.

10.2	The Over-Allotment Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

10.3	At the Over-Allotment Option Closing, the Company shall deliver to the Underwriters each of the documents set forth in Section 6.1(k) as the Underwriters or such other documents as the Underwriters may reasonably request in connection with the Over-Allotment Option Closing.

10.4	If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriter shall pay to the Company the gross proceeds of the sale of the Over-Allotment Common Shares, less the Underwriting Fee and expenses as provided in Section 7 hereof that have not already been paid in accordance with Section 9.4.

11.	INDEMNITY

11.1	The Company shall indemnify and save harmless the Underwriters and its affiliates, and their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Company without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)	(i) any information or statement contained in any Offering Document, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation, (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading;

(b)	the breach of, or default under, any term, condition, covenant or agreement of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or made by the Company in connection with the sale of the Offered Shares or the breach of any representation or warranty of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or in connection with the sale of the Offered Shares being or being alleged to be untrue, false or misleading;

(c)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Company’s securities or the distribution of the Offered Shares in any jurisdiction; or

(d)	the non-compliance or alleged non-compliance by the Company with any of the Applicable Securities Laws or U.S. Securities Laws relating to or connected with the distribution of the Offered Shares, including the Company’s non-compliance with any statutory requirement to make any document available for inspection;

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party in respect of such claim and the indemnity provided for in this Article 11 shall cease to apply to such Indemnified Party in respect of such claim.

11.2	If any claim contemplated by this Article 11 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Article 11 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Company under this Article 11 only to the extent that the Company is materially prejudiced by such failure). The Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Company. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	the Company fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b)	the employment of such counsel has been authorized by the Company; or

(c)	the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party and the Company shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Company shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Company shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction. In no event shall the Company be required to pay the fees and disbursements of more than one set of counsel (in addition to local counsel) for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent will not be unreasonably withheld.

11.3	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriter holds the right and benefit of this Article 11 in trust for and on behalf of such Indemnified Party.

11.4	The Company shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

12.	CONTRIBUTION

12.1	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Article 11 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Company shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Article 11 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Company and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Company, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Company and the Underwriters, the relative fault of the Company, on the one hand, and the Underwriters, on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

12.2	The rights to contribution provided in this Article 12 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 12.1 hereof shall apply, mutatis mutandis, in respect of such other right.

12.3	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Article 12. except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this Article 12 shall be in addition to, and not in derogation of, any other right to contribution that the Underwriters or the Company may have by statute or otherwise by law.

13.	TERMINATION OF AGREEMENT

13.1	Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any material conditions in favour of the Underwriters shall entitle the Underwriters to terminate in accordance with Section 13.2(d) their obligation to purchase the Offered Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Over-Allotment Option Closing (as applicable). The Company shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

13.2	In addition to the completion of satisfactory due diligence by the Closing Date, and any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase Offered Shares may be terminated by the Underwriters upon delivery of written notice to the Company at any time up to the Closing Time if at any time prior to the Closing Time:

(a)	there shall have occurred any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Company, or, change in any material fact, or have arisen or been discovered any new material fact or the Underwriters shall have become aware of any undisclosed material fact, that would be expected to in the opinion of the Underwriters, acting reasonably have a material adverse effect on the market price or value of the common shares of the Company; or

(b)	any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX, the NYSE, or any other competent authority, and has not been rescinded, revoked or withdrawn; or

(c)	any inquiry, action, suit, investigation or other proceeding (formal or informal) is made, announced or threatened, or any order is issued, or any law or regulation is promulgated, changed or announced, by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX, the NYSE, or any securities regulatory authority, which, in the opinion of the Underwriters, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Company; or

(d)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters, acting reasonably, materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole; or

(e)	the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

13.3	The Underwriters shall make commercially reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise its rights under Section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4	The rights of termination contained in this Article 13 as may be exercised by the Underwriters are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement.

13.5	If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriters shall be limited to the Company’s obligations under subsection 6.1(q), Article 7, Article 11, Article 12 and Article 13.

14.	GENERAL

14.1	Any notice to be given hereunder shall be in writing and may be given by electronic mail (email) or by hand delivery and shall, in the case of notice to the Company, be addressed and e-mailed or delivered to:

New Pacific Metals Corp.
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Attention:	Andrew Williams
Email:	[Personal information redacted]

with a copy to:

Bennett Jones LLP
666 Burrard Street, Suite 2500
Vancouver, BC V6C 2X8

Attention:	Kwang Lim
Email:	[Personal information redacted]

and in the case of the Underwriters, be addressed and emailed or delivered to:

Raymond James Ltd.
5400 – 40 King Street West
Toronto, ON M5N 3Y2

Attention:	Gavin McOuat
Email:	[Personal information redacted]

and to

Eight Capital
2900 – 100 Adelaide Street West
Toronto, ON M5H 1S3

Attention:	John Sutherland
Email:	[Personal information redacted]

with a copy to:

Blake, Cassels & Graydon LLP
3500 – 1133 Melville St.
Vancouver, BC V6E 4E5

Attention:	Kathleen Keilty
Email:	[Personal information redacted]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

14.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 14.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

14.3	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the Engagement Letter.

14.4	The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether an Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

14.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.6	Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect, regardless of the closing of the sale of the Offered Shares and regardless of any investigation which may be carried on by the Underwriters, or on its behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in Article 11, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.7	No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.8	The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.9	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.10	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Company and the Underwriters irrevocably submit to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

14.11	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.12	The parties may sign this Agreement in as many counterparts as may be deemed necessary, it being acknowledged that electronic signatures are sufficient and which counterparts may be delivered by electronic transmission, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying signature page of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

[Signature Page Follows.]

Yours truly,

RAYMOND JAMES LTD.

Per:	(signed) "Gavin McOuat"
Name: Gavin McOuat
Title: Senior Managing Director

EIGHT CAPITAL

Per:	(signed) "John Sutherland"
Name: John Sutherland
Title: Principal, Managing Director

PI FINANCIAL CORP.

Per:	(signed) "Tim Graham"
Name: Tim Graham
Title: Managing Director, Head of Investment
Banking

ROTH CANADA, INC.

Per:	(signed) "Brady Fletcher"
Name: Brady Fletcher
Title: President, Head of Investment Banking

CORMARK SECURITIES INC.

Per:	(signed) "Kevin Carter"
Name: Kevin Carter
Title: Managing Director

ECHELON WEALTH PARTNERS INC.

Per:	(signed) "Jason Yeung"
Name: Jason Yeung
Title: Managing Director

New Pacific Metals Corp. – Signature Page to Underwriting Agreement

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

NEW PACIFIC METALS CORP.

Per:	(signed) "Andrew Williams"
Name: Andrew Williams
Title: Chief Executive Officer

New Pacific Metals Corp. – Signature Page to Underwriting Agreement

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, the following terms have the following meanings:

“affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Shares;

“Distribution Compliance Period” means the 40 day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than distributors in reliance on Regulation S, (ii) the Closing Date or (iii) the Over-Allotment Closing Date, if any; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

“Distributor” means a distributor as that term is defined by Regulation S;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offered Shares” means the Firm Shares and Over-Allotment Common Shares, if any, to be sold in the Offering;

“Offshore Transactions” means “offshore transactions” as that term is defined in Rule 902(h) of Regulation S;

“U.S. Subscription Agreement” means the Subscription Agreement in the form attached as Exhibit I to the U.S. Memorandum;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agreement to which this Schedule “A” is attached.

1.	Each Underwriter, severally and not jointly and severally, represent and warrant to the Company as of the date hereof, the Closing Date and any Over-Allotment Closing Date that:

(a)	it acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person except by the Underwriter through the U.S. Affiliate for sale by the Company to Substituted Purchasers that are Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b). It has not offered or sold, and will not offer or sell, any of the Offered Shares except (A) in accordance with the foregoing exemption, or (B) in Offshore Transactions in compliance with Rule 903 of Regulation S. Accordingly, except in connection with offers and sales pursuant to Rule 506(b), or as permitted by Rule 903 of Regulation S, neither it nor its affiliates nor any persons acting on its or their behalf has made or will make (i) any offer to sell Offered Shares to or solicitation of an offer to buy Offered Shares from a person in the United States, a U.S. Person or a person acting for the account or benefit of a U.S. Person, or (ii) any sale of Offered Shares unless at the time the purchaser’s buy order was or will be originated the purchaser was outside the United States and not a U.S. Person nor acting for the account or benefit of a U.S. Person, or it, and its affiliates or any persons acting on its or their behalf reasonably believed that the purchaser was outside the United States and not a U.S. Person nor acting for the account or benefit of a U.S. Person;

(b)	it agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each Distributor, dealer (as defined in Section 2(a)(12) of the U.S. Securities Act) or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from it prior to the expiration of the Distribution Compliance Period a confirmation or notice that the purchaser is subject to the same restrictions on offers and sales that apply to a Distributor.

In addition, prior to the expiration of the Distribution Compliance Period, all offers and sales of the Offered Shares by such Underwriter or its U.S. Affiliates, their respective affiliates or any person acting on any of their behalf shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

Such Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Offered Shares contemplated hereby, and any other Distributor of the Offered Shares, and for such Distributor to comply with the offering restriction requirements of Regulation S.

(c)	it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Company; and

(d)	it shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that each selling group member complies with, the applicable provisions of this Schedule “A” as if such provisions applied to such selling group member.

2.	The Underwriter covenants to and agrees with the Company as of the date hereof, the Closing Date and any Over-Allotment Closing Date that:

(a)	all offers and sales of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person have been and will be effected through a U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(b)	each U.S. Affiliate is and on the date of each offer and sale of Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person was and will be duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(c)	it has not solicited, offered, or offered to sell, and will not solicit offers for, or offer to sell, either directly or through any U.S. Affiliate, the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person by means of any form of General Solicitation or General Advertising or any manner involving a public offering in the United States or to, or for the account or benefit of, a U.S. Person within the meaning of Section 4(a)(2) of the U.S. Securities Act and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares offered and sold pursuant to Rule 903 of Regulation S;

(d)	it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person only from, and will offer the Offered Shares only to, and it and they have offered and solicited only from and to, persons it reasonably believes, and immediately prior to making any such offer and at the time of completion of each sale to a purchaser in the United States, it had reasonable grounds to believe and did believe, to be Qualified Institutional Buyers;

(e)	it will inform, or cause each U.S. Affiliate to inform, all purchasers of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance upon Rule 506(b);

(f)	it has delivered or will deliver, through a U.S. Affiliate, a copy of the U.S. Memorandum which shall include the Prospectus (together, the “U.S. Offering Documents”). Prior to any sale by it of Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person, it will deliver, through a U.S. Affiliate, a copy of the U.S. Offering Documents to the purchaser of such Offered Shares and no other written material has been or will be used in connection with offers or sales of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person;

(g)	none of the Underwriters, their U.S. Affiliates or any of their respective directors, executive officers, other officers participating in the Offering, general partners or managing members, or any of the directors, executive officers or other officers participating in the Offering of any such general partner or managing member (each, an “Underwriter Covered Person” and, together, “Underwriter Covered Persons”), is subject to any Disqualification Event (as hereinafter defined), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of the U.S. Securities Act and (ii) a description of which has been furnished in writing to the Company on or prior to execution hereof and, if contemplated by Rule 506(e), included in the U.S. Memorandum. The Underwriters shall provide prompt written notice to the Company of any Disqualification Event relating to any Underwriter Covered Person, or any event that would, with the passage of time, become such a Disqualification Event. The Underwriter is not aware of any person other than an Underwriter or a selling group member that makes, in favor of the Company, the representations of an Underwriter set forth in this Schedule “A”, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the offer and sale of the Offered Shares pursuant to Regulation D, and the Underwriter will notify the Company, prior to Closing, of any agreement entered into between the Underwriter and any such person in connection with any sale of the Offered Shares;

(h)	it shall cause each U.S. Affiliate to agree, for the benefit of the Company, to the same provisions as are contained in this Schedule “A”;

(i)	at least one business day prior to each closing, it shall cause the U.S. Affiliate to provide the Company with (i) a list of all purchasers of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person and (ii) a duly completed and executed U.S. Subscription Agreement from each such purchaser;

(j)	at each closing, it and the U.S. Affiliate will either (i) provide a certificate, substantially in the form of Annex 1 to this Schedule “A”, or (ii) be deemed to have represented and warranted to the Company as of the closing time that neither it nor they offered or sold any Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person; and

(k)	none of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

3.	It is understood and agreed by the Underwriter that the sale of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person will be made only by the Underwriter or the U.S. Affiliate, acting as agent, for sale by the Company pursuant to Rule 506(b) to Substituted Purchasers who are, or are reasonably believed by them to be, Qualified Institutional Buyers, in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Offering Documents and such purchaser shall have made the representations, warranties and agreements set forth in the U.S. Subscription Agreement.

4.	The Company represents, warrants, covenants and agrees to and with the Underwriter as of the date hereof, the Closing Date and any Over-Allotment Closing Date that:

(a)	it is, and at each closing will be, a Foreign Issuer and a “reporting issuer” within the meaning of Regulation S with a Substantial U.S. Market Interest in its Common Shares;

(b)	it is not, and after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Prospectus, will not be registered or required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c)	none of the Company, its affiliates or any persons acting on its or their behalf (other than the Underwriter, its affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) (i) has offered or sold or will offer or sell the Offered Shares except through an Underwriter and its U.S. Affiliate in compliance with this Schedule “A”, or (ii) has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 506(b) to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule “A”;

(d)	the Company has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States or to, or for the account or benefit of, a U.S. Person in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemptions from registration set forth in Rule 506(b) to become unavailable with respect to offers and sales of the Offered Shares contemplated hereby;

(e)	none of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriter, its affiliates, or any person acting on any of their behalf, in respect of which no representation is made) (i) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person or any manner involving a public offering in the United States or to, or for the account or benefit of, a U.S. Person within the meaning of Section 4(a)(2) of the U.S. Securities Act; (ii) has made or will make any Directed Selling Efforts; or (iii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares;

(f)	all offering materials and documents (other than press releases) used in connection with offers and sales of the Offered Shares pursuant to Regulation S include, or will include, statements to the effect that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act is available. Such statements have appeared, or will appear, (i) on the cover or inside cover page of any material or document; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement made or issued by the Company, any of its affiliates or any person acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made);

(g)	none of the Company or any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D; and

(h)	none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, or any other officer of the Company participating in the Offering, any beneficial owner (as that term is defined in Rule 13d-3 under the U.S. Securities Act) of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter connected with the Company in any capacity (each, a “Covered Person” and, together, “Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) that, if contemplated by Rule 506(e), is described in the U.S. Memorandum; (ii) the Company is not aware of any person other than an Underwriter or a selling group member that makes, in favor of the Company, the representations of an

Underwriter set forth in this Schedule “A”, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the offer or sale of Offered Shares pursuant to Regulation D. The Company will notify the Underwriters in writing, prior to each Closing Date, of (i) any Disqualification Event relating to any Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Covered Person.

ANNEX 1 TO SCHEDULE “A” UNDERWRITER’S CERTIFICATE

In connection with the private placement of common shares (the “Offered Shares”) of New Pacific Metals Corp. (the “Company”) in the United States or to, or for the account or benefit of, a U.S. Person, the undersigned Underwriter referred to in the underwriting agreement dated as of September 26, 2023 between the Company and the Underwriters (the “Underwriting Agreement”), and the undersigned U.S. broker-dealer affiliate of the Underwriter (the “U.S. Affiliate”), do hereby certify that:

(a)	the U.S. Affiliate is, and was on the date of each offer and sale of Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

(b)	we acknowledge that the Offered Shares have not been registered under the U.S. Securities Act or any applicable state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and applicable state securities laws;

(c)	we have not offered or sold, and will not offer or sell, the Offered Shares (A) as part of our distribution at any time or (B) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, except in accordance with Rule 903 of Regulation S. We sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from us during the restricted period a confirmation or notice substantially to the following effect:

“The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (other than distributors) unless such securities are registered under the U.S. Securities Act or an exemption from registration is available. The securities are being sold outside of the United States in reliance on Regulation S. Please note that you are subject to the same restrictions on offers and sales under Regulation S that apply to a distributor: (i) during the period (the "distribution compliance period") until 40 days after the later of the initial sale to persons other than distributors and the date of the last closing of the offering (including any over-allotment closing), the securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (other than a distributor), except pursuant to registration under the U.S. Securities Act or pursuant to an available exemption from the registration provisions of the U.S. Securities Act; (ii) any offer and sale by you of an unsold allotment or subscription shall be deemed to be made within the distribution compliance period; and (iii) if you sell securities during the distribution compliance period to a distributor, a dealer or a person receiving a selling concession, fee or remuneration in respect of such securities, you are required to send a confirmation or other notice to that purchaser stating that the purchaser is subject to the restrictions set forth in this paragraph. Terms used herein have the meanings ascribed to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares have been made and will be made only in accordance with the provisions of Rule 903 and 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act;

(d)	neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of General Solicitation or General Advertising in the United States or to, or for the account or benefit of, a U.S. Person;

(e)	each offeree was provided with the U.S. Offering Documents, and we have not used and will not use any written material other than the U.S. Offering Documents and the U.S. Memorandum which included the Prospectus;

(f)	immediately prior to transmitting any of the foregoing materials to offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and on the date hereof, we continue to believe that each offeree that purchases Offered Shares through us is a Qualified Institutional Buyer;

(g)	each Qualified Institutional Buyer made, at the time of purchase, the representations, warranties, and covenants set forth in Exhibit I to the U.S. Memorandum;

(h)	none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, an “Underwriter Covered Person” and, collectively, the “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof;

(i)	we are not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers;

(j)	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Shares; and

(k)	the offering of the Offered Shares has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _____ day of _______________________, 2023.

[INSERT NAME OF UNDERWRITER]	[INSERT NAME OF U.S. AFFILIATE]

By:	_______________	By:	_______________
	Name:		Name:
	Title:		Title:

SCHEDULE “B”

OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO ACQUIRE SECURITIES

Stock Options

The following table sets forth details for all outstanding stock options of the Company that were issued under the Company’s stock option plan.

	Number of options
Date of Grant	outstanding	Exercise Price ($)	Expiry Date
Feb. 22, 2019	774,167	C$2.15	Feb. 22, 2024
Feb. 4, 2022	713,000	C$3.33	Feb. 4, 2027
Feb. 22, 2022	10,000	C$3.89	Feb. 22, 2027
Jun. 6, 2022	1,333,666	C$4.00	Jun. 6, 2027
Jan. 19, 2023	930,666	C$3.42	Jan. 19, 2028
Jan. 24, 2023	120,000	C$3.67	Jan. 24, 2028
Apr. 14, 2023	50,000	C$3.92	Apr. 14, 2028
TOTAL	3,931,499

Restricted Share Units

The following table sets forth details for all outstanding restricted share units (“RSUs”) of the Company that were issued under the Company’s incentive plan.

Date of Grant	Number of RSUs	Settlement Date
Dec. 2, 2019	100,000	1/6 every six months
Feb. 11, 2021	38,116	1/6 every six months
Feb. 4, 2022	194,167	1/6 every six months
Feb. 22, 2022	3,334	1/6 every six months
Jun. 6, 2022	579,500	1/6 every six months
Jan. 19, 2023	644,165	1/6 every six months
Jan. 24, 2023	81,667	1/6 every six months
Apr. 14, 2023	80,000	1/6 every six months
TOTAL	1,720,949

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Participation Rights

Pursuant to the terms of the Pan American Agreement, Pan American Silver Corp. holds a pre-emptive right to participate pro rata in any equity offering of the Company (calculated on a fully-diluted basis), subject to the terms and conditions contained in the Pan American Agreement. As at September 25, 2023, Pan American Silver Corp. holds 14,724,068 Common Shares, representing 9.02% of the issued and outstanding Common Shares on a fully-diluted basis.

Pursuant to the terms of the Silvercorp Agreement, Silvercorp Metals Inc. holds a pre-emptive right to participate pro rata in any equity offering of the Company (calculated on a fully-diluted basis), subject to the terms and conditions contained in the Silvercorp Agreement. As at September 25, 2023, Silvercorp Metals Inc. holds 44,351,616 Common Shares, representing 27.16% of the issued and outstanding Common Shares on a fully-diluted basis.

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SCHEDULE “C”
LEGAL OPINION

(a)	the Company is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)	the Company has all requisite corporate power and capacity to carry on its business as now conducted as described in the Prospectus and to own, lease and operate its property and assets described in the Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)	the Company being a “reporting issuer” not on the list of defaulting reporting issuers maintained by the Commissions in the Qualifying Jurisdictions;

(d)	the authorized and issued capital of the Company;

(e)	all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option;

(f)	the Offered Shares have been validly created and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor;

(g)	the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Company and the rules and by-laws of the TSX;

(h)	the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Offered Shares;

(i)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Offering Documents and the filing thereof with applicable Regulatory Authorities;

(j)	this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(k)	the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Offered Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and

3

do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company, the Business Corporations Act (British Columbia) or Applicable Securities Laws in Canada;

(l)	the Transfer Agent is the duly appointed registrar and transfer agent for Common Shares;

(m)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate Regulatory Authority in each Qualifying Jurisdiction to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are duly registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(n)	subject only to standard listing conditions, the Offered Shares have been conditionally approved for listing on the TSX;

(o)	subject to the qualifications and assumptions set out therein, the statements set forth in the Prospectus Supplement under the heading “Eligibility for Investment”, insofar as they purport to describe the provisions of the laws referred to therein, are accurate summaries of the matters discussed therein; and

(p)	such other matters as the Underwriters or their counsel may reasonably request.

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SCHEDULE “D”

LIST OF PROPERTY RIGHTS

Please see attached.

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SILVER SAND PROJECT
		SURFACE	TYPE OF	DATE OF	REGISTRATION
HODING COMPANY	MINING AREA	SIZE (km2 )	LICENCE	REGISTRATION	NUMBER	EXPIRY DATE	STATUS
Minera Alcira S.A.	Arena De Plata	3.17	AMC	14/02/2020	1-05-1500055-0001-21	14/02/2050	Completed
Minera Cateador S.R.L.	Bronce	0.5	AMC	15/01/2021	1-05-1501194-0093-22	15/01/2051	Completed
Jisasjardan S.R.L.	Jisasjardan	1.75	AMC	04/12/2020	1-05-1500410-0094-22	04/12/2050	Completed

CARANGAS PROJECT
		SURFACE	TYPE OF	DATE OF	REGISTRATION
HODING COMPANY	MINING AREA	SIZE (km2 )	LICENCE	REGISTRATION	NUMBER	EXPIRY DATE	STATUS
Minera Granville S.R.L.	Granville I	2.75	PEL	15/12/2022	4-02-2020081-0009-23	15/12/2027	Completed
	Granville II	3.5	PEL	28/04/2021	4-02-2020136-0088-21	28/04/2026	Completed
	Colapso	34.5	PEL	01/12/2022	4-02-2030438-0008-23	01/12/2027	Completed

SILVERSTRIKE PROJECT
		SURFACE	TYPE OF	DATE OF	REGISTRATION
HODING COMPANY	MINING AREA	SIZE (km2 )	LICENCE	REGISTRATION	NUMBER	EXPIRY DATE	STATUS
Minera Ralp Ltda.	J.F.K.	3.74	ATEs in conversion to AMC				In progress
	Elisa	6.00
	Maritza	0.30
	H.H.	1.70
	Lourdes Inez	1.20
	Vicuna Alfa	0.25	PEL	20/07/2021	2-02-2017967-0125-21	20/07/2026	Completed
	Guanaco Alfa	0.75	PEL				Under registration
	Mallku Alfa	0.5	PEL	18/02/2022	2-02-2018468-0124-21	18/02/2027	Completed
	Suri Alfa	2.75	PEL	20/07/2021	2-02-2018162-0124-21	20/07/2026	Completed